Filed Pursuant to Rule 424(b)(3)

Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 14, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, and Supplement No. 1, dated May 17, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Wilkes-Barre Healthcare Facility;

(3)	the completion of our acquisition of the Fresenius Healthcare Facility; and

(4)	an amendment to the KeyBank Loan Agreement.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of June 12, 2013, we had accepted investors’ subscriptions for and issued 37,188,687 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $369,372,485. As of June 12, 2013, we had 137,811,313 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Wilkes-Barre Healthcare Facility and Fresenius Healthcare Facility

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 114 of the prospectus.

On May 31, 2013, a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 15,996 rentable square foot healthcare facility (the “Wilkes-Barre Healthcare Facility”), located in Mountain Top, Pennsylvania, for a purchase price of $4,375,000, plus closing costs. The seller of the Wilkes-Barre Healthcare Facility, Pennsylvania Healthcare Holdings I, LLP, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Wilkes-Barre Healthcare Facility using net proceeds from our initial public offering.

On June 11, 2013, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 15,462 rentable square foot healthcare facility (the “Fresenius Healthcare Facility”), located in Goshen, Indiana, for a purchase price of $4,640,000, plus closing costs. The seller of the Fresenius Healthcare Facility, Three Dierdorff Square, LLC, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Fresenius Healthcare Facility using net proceeds from our initial public offering.

Description of the Properties

The Wilkes-Barre Healthcare Facility was constructed in 2012 and is located on approximately 3.025 acres in Mountain Top, Pennsylvania. As of May 31, 2013, the Wilkes-Barre Healthcare Facility was 100% leased to Wilkes-Barre Hospital Company, LLC (“Wilkes-Barre Hospital”). In connection with the acquisition, we paid an acquisition fee of approximately $87,500, or 2% of the purchase price, to our advisor.

The Fresenius Healthcare Facility was constructed in 2010 and is located on approximately 1.26 acres in Goshen, Indiana. As of June 11, 2013, the Fresenius Healthcare Facility was 100% leased to Fresenius Medical Care Nephrology Partners Rental Care Centers, LLC (“Fresenius Medical Care”). In connection with the acquisition, we paid an acquisition fee of approximately $92,800, or 2% of the purchase price, to our advisor.

In evaluating the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility as potential acquisitions and determining the appropriate amount of consideration to be paid for such acquisitions, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Wilkes-Barre Healthcare Facility	05/31/2013	2012	$ 4,375,000	$ 87,500	7.54%	8.69%	100.0%	Mountain Top, PA
Fresenius Healthcare Facility	06/11/2013	2010	$ 4,640,000	$ 92,800	7.59%	8.93%	100.0%	Goshen, IN

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility are suitable for their present and intended purpose as healthcare facilities and adequately covered by insurance.

The Wilkes-Barre Healthcare Facility is located in the Scranton-Wilkes-Barre, Pennsylvania metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

The Fresenius Healthcare Facility is located in the Elkhart-Goshen, Indiana metropolitan statistical area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility. Among other things, the property manager has the authority to negotiate and enter into leases for the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the Wilkes-Barre Healthcare Facility and the Fresenius Healthcare Facility:

Tenant	Renewal Options(1)	Current Annual Base Rent	Base Rent Per Square Foot	Lease Expiration
Wilkes-Barre Hospital(2)	2/5 yr	$328,000(3)	$20.50	02/29/2024
Fresenius Medical Care(2)	3/5 yr	$346,000(4)	$22.40	02/28/2025

(1)	Represents option renewal period/term of each option.

(2)	All of the operations and the principal nature of business of Wilkes-Barre Hospital and Fresenius Medical Care are healthcare related.

(3)	The annual base rent under the lease increases every year by 2.50% of the then-current base rent.

(4)	The annual base rent under the lease increases every year by the lower of (i) the percentage change in the Consumer Price Index or (ii) 3% of the then-current base rent.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For 2012, the real estate taxes on the Wilkes-Barre Healthcare Facility were approximately $22,825. For federal income tax purposes, we estimate that the depreciable basis in the Wilkes-Barre Healthcare Facility will be approximately $4,115,000.

For 2012, the real estate taxes on the Fresenius Healthcare Facility were approximately $66,465. For federal income tax purposes, we estimate that the depreciable basis in the Fresenius Healthcare Facility will be approximately $4,176,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Placement of Debt on Certain Real Property Investments—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

Line of Credit Facility

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Credit Facility since May 17, 2013:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
HC – 239 S. Mountain Boulevard, LP	Wilkes-Barre Healthcare Facility	June 6, 2013	$2,244,000

(1)	CVOP has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.

(2)

CVOP has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust.

(3)

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we have drawn down $55,000,000 under the KeyBank Credit Facility and we have approximately $31,983,000 remaining available under the KeyBank Credit Facility.

Amendment of KeyBank Credit Facility

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria – Placement of Debt on Certain Real Property Investments — Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On June 11, 2013, CVOP, certain of our affiliates and the lenders party to the KeyBank Credit Facility entered into a second amendment to the KeyBank Loan Agreement. In connection with the amendment, the definition of “Mortgage Note Receivables” appearing in section 1.1 of the KeyBank Loan Agreement was amended and restated to include mortgage and notes receivables and other promissory notes, including interest payments thereunder, in favor of, or payable to, CVOP or any subsidiary party to the KeyBank Loan Agreement that are secured by (a) a mortgage loan on a data center asset or a medical asset or (b) a pledge of the equity interest in any entity which directly or indirectly owns an equity interest in any entity that owns a data center asset or a medical asset.

Additionally, section 8.3 of the KeyBank Loan Agreement, which deals with certain exceptions to the restrictions on investments made by CVOP, was amended to allow for (i) investments by CVOP or its subsidiaries (other than subsidiaries who are guarantors under the KeyBank Loan Agreement) in mortgage note receivables and (ii) the acquisition of fee simple interests or long-term ground lease interests in real estate by CVOP or its subsidiaries party to the KeyBank Loan Agreement that meet the property type requirements of a data center asset or a medical asset. In connection with the amendment, the lenders also acknowledged that the two loans previously made by CVOP qualified as permitted investments under section 8.3 of the KeyBank Loan Agreement.